SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Publicly-held Company)

CNPJ/MF No. 06.164.253/0001-87

NIRE 35.300.314.441

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders of Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GOL”) are hereby called to meet in an Extraordinary Shareholders’ Meeting (“ESM”), exclusively in digital form, pursuant to article 5th, paragraph 2nd, item I and article 28 of CVM Resolution No. 81, of March 29th, 2022 (“CVM Resolution 81”), to be held on July 4th, 2022, at 10 am, through the digital platform Microsoft Teams (“Digital Platform”), in order to deliberate upon the following Agenda: election of a new member to the Company's Board of Directors.

General Information:

1.           We inform that on the date hereof the relevant documents related to the Agenda, the exercise of voting rights and the remote participation in the ESM were made available at the Company's headquarters, as well as on its Investor Relations website (http://ri.voegol.com.br/) and on the websites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa e Balcão (www.b3.com.br), pursuant to the applicable legislation.

2.           To participate in the ESM the Shareholders must send the documentation listed in the Management Proposal to the e-mail address ri@voegol.com.br, with a request for confirmation of receipt, at least 2 (two) days in advance of the date designated to hold the ESM, that is, until July 2nd, 2022.

3.           The Shareholder may participate (i) in person, or (ii) by a duly constituted attorney-in-fact. Shareholders wishing to be represented by an attorney-in-fact must comply with the provisions set forth by art. 126 of Law 6,404/76, and also send the respective power of attorney.

4.           Pursuant to article 6th, paragraph 3rd of CVM Resolution 81, access to the Digital Platform will not be allowed for Shareholders who do not submit the documents required to participate in the ESM by July 2nd, 2022.

5.           Further information regarding the rules and procedures for participation and voting in the ESM, guidelines on access to the Digital Platform and documentation required from shareholders for admission to the AGE, can be accessed in the Management Proposal.

São Paulo, June 10th, 2022.

Constantino de Oliveira Junior

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer